Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 5 DATED AUGUST 16, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 1 dated April 6, 2006, supplement no. 2 dated May 5, 2006, supplement no. 3 dated July 12, 2006 and supplement no. 4 dated July 26, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the declaration of daily dividends for the period from September 1, 2006 through September 30, 2006 and the period from October 1, 2006 through October 31, 2006 and an amendment to our advisory agreement made in connection with the declaration of dividends;

•	the status of the offering;

•	an amendment to our share redemption program;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended June 30, 2006, filed on August 14, 2006; and

•	our unaudited financial statements and the notes thereto as of and for the three and six months ended June 30, 2006.

Declaration of Dividends and Amendment to Advisory Agreement

On August 8, 2006, our board of directors declared a daily dividend for the period from September 1, 2006 through September 30, 2006, which dividend will be paid in cash in October 2006. The board also declared a daily dividend for the period from October 1, 2006 through October 31, 2006, which dividend will be paid in cash in November 2006. The dividends will be calculated based on stockholders of record each day during these periods at a rate of $0.0019178 per share per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

Generally, our policy is to pay distributions from cash flow from operations. In order that our stockholders could begin receiving cash distributions, we entered into an amendment to the advisory agreement with our advisor. Pursuant to the amendment, our advisor has agreed to advance funds to us equal to the cumulative amount of distributions declared by our board of directors for the period ending October 31, 2006 less the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through October 31, 2006, provided that in no event will the amount of the advance be more than the cumulative amount of distributions declared by our board of directors for the period ending October 31, 2006. Under the amendment, we are only obligated to reimburse the advisor for these expenses if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by the advisor. The advisor is wholly owned by KBS Holdings LLC, a limited liability company that is wholly owned by Charles J. Schreiber, Jr., Peter M. Bren, Peter McMillan III and Keith D. Hall, our sponsors and each of whom is one of our officers and/or directors.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of August 9, 2006, we had received aggregate gross offering proceeds of approximately $9.43 million.

Amended Share Redemption Program

Our board of directors has amended our share redemption program so that the special terms available upon the death of a stockholder are also available upon a stockholder’s award of disability benefits from the Social Security Administration or, in limited circumstances, from the other governmental agencies described below. The amendment will become effective upon the earlier of (i) 30 days after the filing of our next quarterly report on Form 10-Q or (ii) 30 days after mailing a notice of the amendment to our stockholders. Set forth below is a full description of our amended share redemption program.

Our board of directors has adopted a share redemption program that permits you to sell your shares back to us, subject to the significant conditions and limitations described below. Initially, we will redeem shares at the lower of $9.00 or 90% of the price paid to acquire the shares from us, unless the shares are being redeemed in connection with a stockholder’s death or “qualifying disability” (as defined below). Three years after the completion of our offering stage, the redemption price per share would be equal to the net asset value per share of our common stock, as estimated by our advisor or another firm chosen for that purpose. We will consider our offering stage complete when we are no longer publicly offering equity securities and have not done so for one year. We would report this redemption price to you in our annual report and the three quarterly reports that we publicly file with the SEC. (For purposes of this definition, we do not consider “public equity offerings” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership).

There are several limitations on our ability to redeem shares:

•	Unless the shares are being redeemed in connection with a stockholder’s death or “qualifying disability,” we may not redeem shares until they have been outstanding for one year.

•	Our share redemption program limits the number of shares we may redeem to those that we could purchase with the net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We have engaged a third party to administer the share redemption program. We will redeem shares on the last business day of each month. The program administrator must receive your written request for redemption at least five business days before that date in order for us to repurchase your shares that month. If we could not repurchase all shares presented for redemption in any month, we will attempt to honor redemption requests on a pro rata basis. We will deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in you owning less than half of the minimum purchase amount described in the prospectus under “Plan of Distribution — Minimum Purchase Requirements,” then we would redeem all of your shares; and (ii) if a pro rata redemption would result in you owning more than half but less than all of the minimum purchase amount, then we would not redeem any shares that would reduce your holdings below the minimum purchase amount. In the event that you were redeeming all of your shares, there would be no holding period requirement for shares purchased pursuant to our dividend reinvestment plan.

If we did not completely satisfy a stockholder’s redemption request at month-end because the program administrator did not receive the request in time or because of the restrictions on the number of shares we could redeem under the program, we would treat the unsatisfied portion of the redemption request as a request for redemption in the following month unless the stockholder withdrew his or her request before the next date for redemptions. Any stockholder could withdraw a redemption request upon written notice to the program administrator if such notice is received by us at least five business days before the date for redemptions.

In several respects we would treat redemptions sought upon a stockholder’s death or “qualifying disability” differently from other redemptions:

•	there would be no one-year holding requirement;

•	until three years after the completion of our offering stage, the redemption price would be the amount paid to acquire the shares from us; and

•	three years after the completion of our offering stage, the redemption price would be the net asset value of the shares, as estimated by our advisor or another firm chosen for that purpose.

In order for a disability to entitle a stockholder to the special redemption terms described above (a “qualifying disability”), (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act or waiver of insurance premiums will not entitle a stockholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that the we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age,

•	temporary disabilities and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special redemption terms, except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above.

Our board of directors could amend, suspend or terminate the program upon 30 days’ notice. We would notify you of such developments in the annual or quarterly reports mentioned above or by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During this offering, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as required under federal securities laws.

Our share redemption program only provides stockholders a limited ability to redeem shares for cash until a secondary market develops for our shares, at which time the program will terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

Qualifying stockholders who desire to redeem their shares must give written notice to us at KBS Real Estate Investment Trust, c/o Phoenix Transfer, Inc., 2401 Kerner Boulevard, San Rafael CA 94901.

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2006

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto contained in this supplement as well as our consolidated financial statements and the notes thereto for the year ended December 31, 2005 included in supplement no. 1 to the prospectus. This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus and “Risks Related to Real Estate-Related Investments” in supplement no. 4 to the prospectus.

Overview

We are a newly organized Maryland corporation that intends to qualify as a real estate investment trust, or REIT, beginning with the taxable year that will end December 31, 2006. We launched this offering on January 27, 2006. Prior to raising the minimum offering amount of $2,500,000, all subscription payments were placed in an account held by an escrow agent in trust for subscribers’ benefit. As of June 30, 2006, we had received gross offering proceeds exceeding the minimum offering amount of $2,500,000; however, we opted to delay the disbursement of funds from the escrow account pending the closing of our first property acquisition. On July 5, 2006, we instructed our escrow agent to transfer all proceeds in the escrow account, less interest, to us and we commenced our real estate operations. As of August 9, 2006, we have received offering proceeds for 945,269 shares of common stock or $9.43 million. We are dependent upon the net proceeds from this offering to conduct our proposed operations.

We intend to use the proceeds of this offering to acquire and manage a diverse portfolio of real estate assets composed primarily of office, industrial and retail properties located in large metropolitan areas in the United States. We plan to own substantially all of our assets and conduct our operations through our Operating Partnership, of which we are the sole general partner. We have no paid employees. Our advisor, KBS Capital Advisors, will conduct our operations and manage our portfolio of real estate investments.

We intend to acquire and manage a diverse portfolio of real estate assets, targeting approximately 70% in core investments, which are generally existing properties with at least 80% occupancy and minimal near-term lease rollover, and approximately 30% in real estate-related investments and enhanced-return properties. Though our target portfolio would consist of 30% real estate-related investments and enhanced-return properties, we will not forgo a good investment opportunity because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code, our portfolio may consist of a greater percentage of enhanced-return properties and real estate-related investments.

Real estate-related investments and enhanced-return properties are higher-yield and higher-risk investments that our advisor will actively manage. The real estate-related investments in which we may invest include: (i) mortgage loans; (ii) equity securities such as common stocks, preferred stocks and convertible preferred securities of real estate companies; (iii) debt securities such as mortgage-backed securities, commercial mortgages, mortgage loan participations and debt securities issued by other real estate companies; and (iv) certain types of illiquid securities, such as mezzanine loans and bridge loans. While we may invest in any of these real estate-related investments, we expect that the substantial majority of these investments will consist of mezzanine loans, commercial mortgage-backed securities and B-Notes as well as collateralized debt obligations. The enhanced-return properties that we will seek to acquire and reposition include: properties with moderate vacancies or near-term lease rollovers; poorly managed and positioned properties; properties owned by distressed sellers; and built-to-suit properties.

Liquidity and Capital Resources

As of June 30, 2006, we had cash on hand of $196,633. We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase properties and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

As of June 30, 2006, our liabilities totaled $1,381,913 and were comprised of accrued liabilities of $372,495 and amounts due to affiliates of $1,009,418. Accrued liabilities consisted primarily of amounts due as of June 30, 2006 for independent director fees and professional fees. Due to affiliates consisted primarily of amounts payable to the advisor or an affiliate of the advisor for reimbursement of insurance premiums and organization and offering expenses, which includes amounts payable for selling commissions and dealer manager fees related to offering proceeds received for the purchase of our common stock.

Subsequent to June 30, 2006, we borrowed a total of approximately $25.2 million pursuant to three separate loans in order to fund the purchase of a property in Tampa, Florida and also borrowed approximately $10.0 million to fund the acquisition of a $15.9 million mezzanine debt investment. These acquisitions and their related financings are described in supplement no. 3 and supplement no. 4 to the prospectus. We expect to use debt to acquire our properties. Once we have fully invested the proceeds of this offering, we expect our debt financing to be approximately 50% of the cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other non-cash reserves) of all our assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. Due to borrowings we have made subsequent to June 30, 2006, we will exceed our charter limitation on borrowing during the third quarter of 2006. The conflicts committee approved the borrowings. In each case, the conflicts committee determined that the excess leverage was justified for the following reasons:

•	the borrowings enabled us to purchase the assets and earn rental and interest income more quickly;

•	the acquisitions are likely to increase the net offering proceeds from this offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital; and

•	the prospectus disclosed the likelihood that we would exceed our charter’s leverage guidelines during the early stages of this offering.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager, our advisor and their affiliates for reimbursement of certain organization and offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and purchase of real estate investments, the management of our assets and costs incurred by our advisor in providing services to us.

We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ending December 31, 2006. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to pay dividends on a monthly basis. We have not established a minimum distribution level.

Results of Operations

Our results of operations as of June 30, 2006 are not indicative of those expected in future periods as we were in our organizational stage and had not commenced real estate operations. During the period from inception (June 13, 2005) to December 31, 2005, we had been formed but had not yet commenced operations, as we had not yet begun this offering. As a result, we had no material results of operations for that period. The SEC declared the registration statement for this offering effective on January 13, 2006 and we launched this offering on January 27, 2006 upon retaining KBS Capital Markets Group LLC, an affiliate of our advisor, to serve as the dealer manager of this offering.

For the three and six months ended June 30, 2006, we had a net loss of $359,647 and $463,815, respectively, due primarily to general and administrative costs of $359,647 and $464,137, respectively, incurred in connection with the commencement of our operations. These general and administrative costs consisted primarily of insurance premiums, independent director fees and professional fees. We expect general and administrative costs to increase in the future based on a full year of operations as well as increased activity as we make real estate investments.

Our organization and offering costs are initially being paid by our advisor, the dealer manager and their affiliates on our behalf. These organization and offering costs include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with this offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by us (including the travel, meal and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the dealer manager for travel, meals, lodging and attendance fees incurred by employees of the dealer manager to attend retail seminars conducted by broker-dealers.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse the advisor, the dealer manager or their affiliates, as applicable, for organization and offering costs associated with this offering, provided that the advisor is obligated to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering costs exceed 15% of our gross offering proceeds. Our advisor and its affiliates have incurred on our behalf organization and offering costs of approximately $2,928,000 through June 30, 2006. Such costs are only a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering. Pursuant to the advisory agreement, we have no obligation to reimburse the advisor or its affiliates for any organization and offering costs unless we sell the minimum number of shares in this offering. As of June 30, 2006, our escrow agent had received gross offering proceeds of $5,401,069 for the purchase of 541,161 shares, an amount in excess of the minimum number of shares required to break escrow, and we recorded organization expenses of $8,912, offering costs of $288,147 and selling commissions and dealer manager fees of $503,193 at June 30, 2006. We broke escrow in this offering on July 5, 2006.

We will also pay our independent directors an annual retainer of $25,000 plus fees for attendance at board and committee meetings. At June 30, 2006, independent director fees payable were approximately $178,356. No independent director fees are payable unless we sell the minimum number of shares in this offering. Although we had not broken escrow at June 30, 2006, we had received gross offering proceeds of $5,401,069, an amount exceeding that required to break escrow. As a result, we accrued for these fees and recorded them as general and administrative expense in the accompanying financial statements.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence real estate operations. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Real Estate Purchase Price Allocation

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations,” we will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We will amortize any capitalized above- or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases.

We will measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We will also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

Investment in Real Estate Assets

We will have to make subjective assessments as to the useful lives of our depreciable assets. These assessments will have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. Costs related to the acquisition, development, construction and improvement of properties will be capitalized. Repair and maintenance costs will be charged to expense as incurred and significant replacements and betterments will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	25 - 40 years
Building improvements	10 - 25 years
Land improvements	20 - 25 years
Tenant improvements	Lease term

Valuation of Real Estate Assets

We will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment suggest that the carrying value of a real estate asset may not be recoverable, we will assess the recoverability of the asset by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. Projections of future cash flows require us to estimate the expected future operating income and expenses related to an asset as well as market and other trends. The use of inappropriate assumptions in our future cash flows analyses would result in an incorrect assessment of our assets’ future cash flows and fair values and could result in the overstatement of the carrying values of our real estate assets and an overstatement of our net income.

Revenue Recognition

We will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and we will include amounts expected to be received in later years in deferred rents. We will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We will recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66 “Accounting for Sales of Real Estate.” The specific timing of a sale will be measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we will defer gain recognition and account for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Distribution Policy

We intend to make distributions each taxable year equal to at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). We expect to authorize, declare and pay dividends on a monthly basis.

Dividends to be distributed to stockholders will be determined by our board of directors and will be dependent upon a number of factors relating to us, including funds available for the payment of dividends, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”).

Income Taxes

We intend to elect to be taxed as a REIT under the Code and intend to operate as such beginning with our taxable year ending December 31, 2006. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute to stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

Index to Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2006 (unaudited) and December 31, 2005	F-2

Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2006 (unaudited)	F-3

Consolidated Statements of Stockholders’ Equity for the Six Months Ended June 30, 2006 and the Period from June 13, 2005 (Inception) to December 31, 2005 (unaudited)	F-4

Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2006 (unaudited)	F-5

Condensed Notes to Consolidated Financial Statements (unaudited)	F-6

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2006 and December 31, 2005

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Cash and cash equivalents	$196,633	$200,000
Restricted cash	5,401,069	—
Prepaid insurance	130,125	—

Total assets	$5,727,827	$200,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued liabilities	$372,495	$—
Due to affiliates	1,009,418	—

Total liabilities	1,381,913	—
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 20,000 shares issued and outstanding	200	200
Common stock issuable upon breaking escrow, 541,161 shares, $.01 par value	5,412	—
Additional paid-in capital	4,804,117	199,800
Accumulated deficit	(463,815)	—

Total stockholders’ equity	4,345,914	200,000

Total liabilities and stockholders’ equity	$5,727,827	$200,000

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2006

(unaudited)

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Interest income	$—	$322
Expenses:
General and administrative	(359,647)	(464,137)

Net loss	$(359,647)	$(463,815)

Loss per common share, basic and diluted	$(3.60)	$(7.71)

Weighted-average number of common shares, issuable and outstanding	99,950	60,196

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2006 and the

Period from June 13, 2005 (Inception) to December 31, 2005

(unaudited)

	Common Stock		Common Stock Issuable upon Breaking Escrow		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, June 13, 2005 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock	20,000	200	—	—	199,800	—	200,000

Balance, December 31, 2005	20,000	200	—	—	199,800	—	200,000
Common stock issuable upon breaking escrow	—	—	541,161	5,412	5,395,657	—	5,401,069
Commissions on stock sales and related dealer manager fees	—	—	—	—	(503,193)	—	(503,193)
Other offering costs	—	—	—	—	(288,147)	—	(288,147)
Net loss	—	—	—	—	—	(463,815)	(463,815)

Balance, June 30, 2006	20,000	$200	541,161	$5,412	$4,804,117	$(463,815)	$4,345,914

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2006

(unaudited)

Cash Flows from Operating Activities
Net loss	$(463,815)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in assets and liabilities:
Prepaid insurance	(130,125)
Accrued liabilities	372,495
Due to affiliates	218,078

Net cash used by operating activities	(3,367)

Cash Flows from Financing Activities
Common stock issuable upon breaking escrow	5,401,069
Restricted cash	(5,401,069)

Net cash provided by financing activities	—

Net change in cash and cash equivalents	(3,367)
Cash and cash equivalents, beginning of period	200,000

Cash and cash equivalents, end of period	$196,633

Supplemental schedule of non-cash financing activities:
Amounts accrued as due to affiliates:
Commissions on stock sales and related dealer manager fees	$503,193
Other offering costs	288,147

$791,340

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

(unaudited)

1.	ORGANIZATION

KBS Realty Corporation was formed on June 13, 2005 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year that will end December 31, 2006. On June 15, 2005, KBS Realty Corporation and KBS Real Estate Investment Trust, Inc., a Maryland corporation (“KBS REIT”), filed Articles of Merger (the “Articles of Merger”) with the State of Maryland. Pursuant to the Articles of Merger, KBS REIT was merged into KBS Realty Corporation with KBS Realty Corporation surviving the merger, and KBS Realty Corporation’s name was changed to KBS Real Estate Investment Trust, Inc. (the “Company”).

Prior to the merger, KBS Capital Advisors LLC (the “Advisor”) owned 20,000 shares of common stock of KBS REIT, which were all of the outstanding shares of KBS REIT. Pursuant to the Articles of Merger, the Advisor’s 20,000 shares in KBS REIT were converted on a one-for-one basis into shares of common stock of the Company. As of June 30, 2006, the 20,000 shares of common stock owned by the Advisor were the only issued and outstanding shares of the Company. At June 30, 2006, the Company had received offering proceeds for an additional 541,161 shares of its common stock, which shares were issued on July 5, 2006. See Note 6, “Subsequent Events – Status of the Offering.”

As a result of the merger, the Company succeeded, without other transfer, to all of the rights and assets of KBS REIT. The Company also became subject to all of the debts and liabilities of KBS REIT in the same manner as if the Company itself had incurred those debts and liabilities. As of June 15, 2005, the effective date of the merger, the Company directly owned all of the interests in KBS REIT Holdings LLC, a Delaware limited liability company (“KBS REIT Holdings”). Also as of June 15, 2005, the Company became the sole general partner of and directly owned a 0.1% partnership interest in KBS Limited Partnership, a Delaware limited partnership (the “Operating Partnership”). KBS REIT Holdings owned the remaining 99.9% partnership interest in the Operating Partnership and was the sole limited partner of the Operating Partnership.

In connection with securing financing for a property acquisition, on June 29, 2006, KBS REIT Holdings transferred the majority of its partnership interests in the Operating Partnership to the Company. As a result of the transfer, KBS REIT Holdings retained a 1% partnership interest in the Operating Partnership and remained the sole limited partner of the Operating Partnership, and the Company, as sole general partner, became the direct owner of the remaining 99% partnership interest in the Operating Partnership. As of June 30, 2006, the Operating Partnership had no real estate operations. The Company anticipates that it will conduct substantially all of its operations through the Operating Partnership.

The Company expects to invest in a diverse portfolio of real estate assets composed primarily of office, industrial and retail properties located throughout the United States. All such real estate assets may be acquired directly by the Company or the Operating Partnership, though the Company may invest in other entities that make similar investments. The Company also intends to make investments in mortgage loans and other real estate-related assets, including mezzanine debt, mortgage-backed securities and other similar structured finance investments. Subject to certain restrictions and limitations, the business of the Company will be managed by the Advisor pursuant to the Advisory Agreement the Company entered with the Advisor on November 8, 2005 (the “Advisory Agreement”). The term of the Advisory Agreement ends after one year but may be renewed for an unlimited number of one-year periods upon the mutual consent of the Advisor and the Company. Either party may terminate the Advisory Agreement upon 60 days’ written notice.

On June 23, 2005, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares (the “Minimum Number of Shares”) and a maximum of 280,000,000 shares of common stock for sale to the public (the “Offering”), of which 80,000,000

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

shares would be offered pursuant to the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on January 13, 2006 and the Company launched the Offering on January 27, 2006, upon retaining KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, to serve as the dealer manager of the Offering. The Dealer Manager is responsible for marketing the Company’s shares in the Offering. The Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate assets as described above.

As of June 30, 2006, neither the Company nor the Operating Partnership had purchased any properties. On March 28, 2006, the Advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase a 120,500 rentable-square-foot office building located in Tampa, Florida (the “Sabal Pavilion Building”) for a gross purchase price of $24,250,000 plus closing costs. On April 26, 2006, this purchase and sale agreement was assigned by the Advisor to an indirect, wholly owned subsidiary of the Operating Partnership. The acquisition of the Sabal Pavilion Building was completed on July 7, 2006. See Note 6, “Subsequent Events – Acquisitions.”

On May 2, 2006, the Advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase a 16-story office building containing approximately 325,172 rentable square feet (the “Plaza in Clayton”) located on an approximate 2.31-acre parcel of land at 190 Carondelet Plaza in St. Louis, Missouri for a purchase price of $95,050,000 plus closing costs. The Company would be obligated to purchase the Plaza in Clayton only after the purchase agreement is assigned to it by the Advisor and then only upon satisfactory completion of due diligence and satisfaction of agreed-upon closing conditions.

On July 18, 2006, the Company purchased a $15,896,000 junior mezzanine loan (the “Tribeca Mezzanine Loan”) from an unaffiliated seller. The purchase price of the Tribeca Mezzanine Loan was $12,949,510 plus closing costs, which was the amount funded to the borrower under the loan to date. The Company is obligated to fund an additional $2,946,490 under the loan. The Tribeca Mezzanine Loan is being used by the borrower to fund soft costs related to the conversion of an eight-story loft building into a 10-story condominium building with 66 single-level to tri-level luxury condominium units (the “Tribeca Building”). The Tribeca Building is located at 415 Greenwich Street in New York, New York. See Note 6, “Subsequent Events – Acquisitions.”

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings and the Operating Partnership. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of KBS REIT Holdings and the Operating Partnership are prepared using accounting policies consistent with those of the Company. The consolidated financial statements are prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements have been condensed or omitted, although management believes the disclosures are adequate to make the information presented not misleading. In the opinion of management, the consolidated financial statements for the unaudited interim periods presented include all adjustments necessary to present a fair statement of the results for those periods. These consolidated financial statements should be read in conjunction with the balance sheet and notes thereto as of December 31, 2005 included in supplement no. 1 to the Company’s prospectus dated April 6, 2006.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. The Operating Partnership’s account balance exceeds federally insurable limits. The Company mitigates this risk by depositing funds with a major financial institution. There are no restrictions on the use of the Company’s cash as of June 30, 2006, except as set forth in Note 4, “Restricted Cash.”

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Advisor, the Dealer Manager and their affiliates on behalf of the Company. These organization and offering costs include all expenses (other than selling commissions and the dealer manager fee) to be paid by the Company in connection with the Offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the Advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by the Company (including the travel, meal and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the Dealer Manager for travel, meals, lodging and attendance fees incurred by employees of the Dealer Manager to attend retail seminars conducted by broker-dealers. Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs associated with the Offering, provided that the Advisor is obligated to reimburse the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs exceed 15% of gross offering proceeds. As of June 30, 2006, the Advisor and its affiliates have incurred on behalf of the Company organization and offering costs of approximately $2,928,000. These costs are only a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the Offering. The Company has no obligation to reimburse the Advisor, the Dealer Manager or their affiliates for any organization and offering costs unless the Company sells the Minimum Number of Shares in the Offering. Although the Company had not broken escrow in the Offering at June 30, 2006, it had received gross offering proceeds of $5,401,069 for the purchase of 541,161 shares, an amount in excess of the Minimum Number of Shares required to break escrow. As a result, the Company accrued organization costs of $8,912, offering costs of $288,147 and selling commissions and dealer manager fees of $503,193 at June 30, 2006. The Company broke escrow in the Offering on July 5, 2006. See Note 6, “Subsequent Events – Status of the Offering.” Organization costs are expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, are charged to stockholders’ equity as such amounts are reimbursed from the gross proceeds of the Offering.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

Independent Director Compensation

The Company will pay each of the independent directors an annual retainer of $25,000. In addition, the independent directors will be paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended (except that the committee chairman will be paid $3,000 for each meeting attended), (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended (except that the committee chairman will be paid $3,000 for each teleconference committee meeting attended). All directors will also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. At June 30, 2006, independent director fees payable were approximately $178,356. No independent director fees are payable unless the Company sells the Minimum Number of Shares in the Offering. Although the Company had not broken escrow in the Offering at June 30, 2006, it had received gross offering proceeds of $5,401,069 for the purchase of 541,161 shares, an amount in excess of the Minimum Number of Shares required to break escrow. As a result, the Company accrued for these fees and recorded them as general and administrative expense in the accompanying financial statements of the Company. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor discussed in Note 3. Pursuant to the operating expense reimbursement obligation, the Advisor will reimburse the Company at the end of any fiscal quarter for total operating expenses (as defined in Note 3) that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income for the year, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors.

General and Administrative Expenses

General and administrative expenses, totaling $359,647 and $464,137, for the three and six months ended June 30, 2006, respectively, consisted primarily of insurance premiums, independent director fees and professional fees. To the extent included in the definition of total operating expenses (as set forth in Note 3), general and administrative expenses are an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor discussed in Note 3. Pursuant to the operating expense reimbursement obligation, the Advisor will reimburse the Company at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income for the year, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ending December 31, 2006. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes to stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT. The Company was not a REIT for its 2005 taxable year.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

Per Share Data

Loss per basic share of common stock is calculated by dividing net loss by the weighted-average number of shares of common stock issuable and outstanding during such period. Shares issuable and outstanding include both shares issued and outstanding at June 30, 2006 and shares issuable upon breaking escrow. Diluted loss per share of common stock equals basic loss per share of common stock as there were no potentially dilutive shares of common stock for the three and six months ended June 30, 2006.

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company is evaluating FIN 48 and has not yet determined the impact the adoption will have on the consolidated financial statements.

3.	RELATED PARTY TRANSACTIONS

Fees to Affiliates

On November 8, 2005, the Company executed an Advisory Agreement with the Advisor, and on January 27, 2006, upon the launch of the Offering, the Company executed a Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of funds in real estate assets, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor, the Dealer Manager and their affiliates on behalf of the Company (as discussed in Note 2) and certain costs incurred by the Advisor in providing services to the Company. The fees and reimbursement obligations are as follows:

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

Form of Compensation	Amount

Selling Commission

The Company will pay the Dealer Manager up to 6% of the gross offering proceeds (3% for sales of shares under the dividend reinvestment plan) before reallowance of commissions earned by participating broker-dealers. The Dealer Manager will reallow 100% of commissions earned to participating broker-dealers.

Assuming all shares are sold at the highest possible selling commissions (with no discounts to any categories of purchasers) and a $9.50 price for each share sold through the dividend reinvestment plan, estimated selling commissions are approximately $150,000 if the Company sells the minimum of 250,000 shares and approximately $142,800,000 if the Company sells the maximum of 280,000,000 shares.

Dealer Manager Fee

The Company will pay the Dealer Manager 3.5% of gross offering proceeds. No dealer manager fee is payable on shares sold under the dividend reinvestment plan. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee.

The estimated dealer manager fee is approximately $87,500 if the Company sells the minimum of 250,000 shares and approximately $70,000,000 if the Company sells the maximum of 280,000,000 shares.

Reimbursement of Organization and Offering Expenses

The Company will reimburse the Advisor or its affiliates for organization and offering expenses (as discussed in Note 2) incurred by the Advisor or its affiliates on behalf of the Company to the extent that reimbursement would not cause selling commissions, the dealer manager fee and the other organization and offering expenses borne by the Company to exceed 15% of gross offering proceeds as of the date of reimbursement.

The Company estimates organization and offering costs of approximately $137,500 if the Company sells the minimum of 250,000 shares and approximately $22,400,000 if the Company sells the maximum of 280,000,000 shares.

Acquisition Fee	The Company will pay the Advisor 0.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments.

Asset Management Fee*	The Company will pay the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the sum of the cost of all real estate investments the Company owns and of the Company’s investments in joint ventures, including acquisition fees, acquisition expenses and any debt attributable to such investments.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

Form of Compensation	Amount
Reimbursement of Operating Expenses*	The Company will reimburse the expenses incurred by the Advisor or its affiliates in connection with their provision of services to the Company, including the Company’s allocable share of the Advisor’s overhead, such as rent, personnel costs, utilities and IT costs. However, the Company will not reimburse the Advisor or its affiliates for personnel costs in connection with services for which the Advisor or its affiliates receive acquisition fees or disposition fees.

Stock-based Compensation Awards*	The Company may issue stock-based awards to affiliates of the Advisor.

Disposition Fee	For substantial assistance in connection with the sale of properties or other investments, the Company will pay the Advisor or its affiliate a disposition fee of 1% of the contract sales price of the properties or other investments sold. However, in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price of the properties or other investments sold.

Subordinated Participation in Net Cash Flows*	After investors receive a return of their net capital contributions and an 8.0% per year cumulative, noncompounded return, the Advisor is entitled to receive 15.0% of the net cash flows produced by the Company, whether from continuing operations, net sale proceeds or otherwise.

Subordinated Incentive Listing Fee	Upon listing the Company’s common stock on a national securities exchange or the Nasdaq National Market, the Advisor or its affiliates will receive 15% of the amount by which (1) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing exceeds (2) the sum of invested capital and the amount of cash flow necessary to generate an 8.0% per year cumulative, noncompounded return to stockholders.

*

The Advisor will reimburse the Company at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income for such year, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of the Company’s assets during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company, as determined under GAAP, that are in any way related to the Company’s operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of the Company’s stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of the Company’s assets; and (f) acquisition fees, acquisition expenses (including expenses relating to potential acquisitions that the Company does not close), real estate commissions on the resale of property and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). To the extent the Advisor receives the fee described above at “Subordinated Participation in Net Cash Flows” and such fee is derived from cash flows other than net sales proceeds, that fee may be limited by the restriction on “total operating expenses.” In addition, stock-based awards treated as an expense under GAAP will count toward the restriction on “total operating expenses.”

Conflicts of Interest

All of the Company’s executive officers and some of its directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor, the Dealer Manager and other KBS-affiliated entities. Through KBS-affiliated entities, these persons also serve as investment advisers to institutional investors in real estate and real estate-related assets. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are 1) the determination of whether an investment opportunity should be recommended to the Company or another KBS-sponsored program or KBS-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other KBS-sponsored programs and KBS-advised investors, and the activities in which they are involved; 3) the fees received by the Advisor and its affiliates in connection with transactions involving the purchase, management and sale of properties regardless of the quality of the property acquired or the service provided the Company; and 4) the fees received by the Advisor, the Dealer Manager, and its affiliates in connection with the Company’s public offering of equity securities.

Due to Affiliates

As of June 30, 2006, $1,009,418 was payable to the Advisor or an affiliate of the Advisor primarily for reimbursement of insurance premiums and organization and offering expenses, which includes amounts payable for selling commissions and dealer manager fees related to offering proceeds received for the purchase of shares of the Company’s common stock.

4.	RESTRICTED CASH

Restricted cash as of June 30, 2006 consisted of offering proceeds amounting to $5,401,069 maintained in an escrow account on behalf of the Company. Such restricted cash represents offering proceeds received to purchase shares of the Company’s common stock, which shares, on an aggregate basis, exceeded the Minimum Number of Shares required to break escrow; however, the Company elected to delay the breaking of escrow until July 5, 2006, shortly before the purchase of its first investment. See Note 6, “Subsequent Events – Status of the Offering.”

5.	ECONOMIC DEPENDENCY

The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase and disposition of properties; management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

6.	SUBSEQUENT EVENTS

Status of the Offering

As of July 5, 2006, the Company’s escrow agent had received approximately $5.45 million of gross offering proceeds to purchase 546,035 shares of its common stock, which is sufficient to satisfy the minimum offering amount in the Company’s Offering. On July 5, 2006, the Company instructed the escrow agent to transfer all proceeds in the escrow account, less interest, to the Company. As of August 9, 2006, the Company had received $9.43 million of gross proceeds in the Offering to purchase shares of common stock.

Acquisitions

On July 7, 2006, the Company purchased the Sabal Pavilion Building, a four-story office building containing approximately 120,500 rentable square feet, from an unaffiliated seller. The Sabal Pavilion Building is located on an 11.9-acre parcel of land at 3620 Queen Palm Drive in Tampa, Florida. The purchase price of the Sabal Pavilion Building was approximately $24,250,000, plus closing costs.

In connection with the acquisition of the Sabal Pavilion Building, the Company obtained a $14,700,000 fixed rate mortgage loan from Wells Fargo Bank. The loan matures on August 1, 2036 and bears interest at a rate of 6.38% per annum. This loan is secured by the Sabal Pavilion Building. Also in connection with the acquisition, the Company obtained a $4,898,000 mezzanine loan from Wells Fargo Bank secured by a 100% equity interest in the wholly-owned subsidiary that holds title to the property. This loan matures on January 7, 2007 and bears interest at a variable rate equal to LIBOR plus 225 basis points.

The Company also borrowed $5,572,137 from KBS Holdings LLC in connection with the purchase of the Sabal Pavilion Building. KBS Holdings LLC is a limited liability company that is wholly owned by the Company’s sponsors, each of whom is an officer and/or director of the Company. Pursuant to the promissory note entered in connection with this loan, the Company agreed to repay any advances, up to an aggregate principal amount of $10,000,000, plus any interest on the unpaid principal advanced under the note, by July 6, 2008. KBS Holdings may, upon written demand, require the Company to prepay outstanding amounts under the promissory note, in whole or in part, provided that funds are available from the proceeds of the Offering. Pursuant to the promissory note, funds are deemed available from the Offering if the Company has not used or become contractually obligated to use such proceeds for another purpose, including the repayment of third-party debt related to the properties or other assets the Company acquires. The promissory note is unsecured. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum.

On July 18, 2006, the Company purchased a $15,896,000 junior mezzanine loan (the “Tribeca Mezzanine Loan”) from an unaffiliated seller. The purchase price of the Tribeca Mezzanine Loan was $12,949,510 plus closing costs, which was the amount funded to the borrower under the loan to date. The Company is obligated to fund an additional $2,946,490 under the loan for future soft costs. The Tribeca Mezzanine Loan bears interest at a variable rate equal to LIBOR plus 850 basis points and has an initial maturity date of March 1, 2008 with a one-year extension option subject to the payment of an extension fee and certain other conditions. Prior to the maturity date, the borrower under the Tribeca Mezzanine Loan is required to make monthly interest-only payments to the Company, with the outstanding principal balance being due on the maturity date (or on the extended maturity date, if applicable). In addition, the borrower under the Tribeca Mezzanine Loan shall pay the Company an amount that brings the annualized internal rate of return on the Tribeca Mezzanine Loan to 25% prior to satisfaction of the loan. The Tribeca Mezzanine Loan is being used to fund future soft costs related to the conversion of an eight-story loft building into a 10-story condominium building with 66 single-level to tri-level luxury condominium units (the

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2006

(unaudited)

“Tribeca Building”). The Tribeca Building is located at 415 Greenwich Street in New York, New York. There is approximately $125,000,000 of senior financing on the project.

The acquisition of the Tribeca Mezzanine Loan was funded with proceeds from a $7,122,231 repurchase agreement with Greenwich Capital Financial Products, Inc., a $2,875,000 advance under the loan from KBS Holdings (which loan is described above) and with proceeds from the Company’s initial public offering. The financing under the repurchase agreement with Greenwich Capital Financial Products, Inc. matures on July 17, 2007, but may be accelerated on any event of default and may be prepaid by the Company subject to certain conditions. The financing bears interest at a rate of LIBOR plus 200 basis points, reset monthly, prior to any event of default. This financing is effectively secured under the repurchase agreement by principal and interest payments on the Tribeca Mezzanine Loan.

Dividends and Amendment to Advisory Agreement

On July 18, 2006, the Company’s board of directors declared a daily dividend for the period from July 18, 2006 through July 31, 2006, which dividend will be paid in cash in August 2006. The board also declared a daily dividend for the period from August 1, 2006 through August 31, 2006, which dividend will be paid in cash in September 2006. On August 8, 2006, the Company’s board of directors declared a daily dividend for the period from September 1, 2006 through September 30, 2006, which dividend will be paid in cash in October 2006, and a daily dividend for the period from October 1, 2006 through October 31, 2006, which dividend will be paid in cash in November 2006. The dividends will be calculated based on stockholders of record each day during these periods at a rate of $0.0019178 per share per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

In order that the Company’s investors could begin earning cash dividends, the Company and its Advisor entered into an amendment to the Advisory Agreement. Pursuant to the amendment, the Advisor has agreed to advance funds to the Company equal to the cumulative amount of distributions declared by the Company for the period ending October 31, 2006 less the amount of the Company’s funds from operations (as defined by NAREIT) from January 1, 2006 through October 31, 2006, provided that in no event will the amount of the advance be more than the cumulative amount of distributions declared by the Company for the period ending October 31, 2006. The Advisor agreed that the Company will only be obligated to reimburse the Advisor for these expenses if and to the extent that the Company’s cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to the Company’s stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for the Company’s stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by the Advisor.